UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

International Game Technology

(Name of Applicant)

9295 Prototype Drive

Reno, Nevada 89521

(775) 448-7777

(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Zero-Coupon Convertible Debentures due 2033	Up to a maximum aggregate principal amount at maturity of $969,712,000

Approximate Date Of Proposed Public Offering:

As promptly as possible after the Effective Date of this Application for Qualification

David J. Johnson, Esq.

Executive Vice President and General Counsel

International Game Technology

9295 Prototype Drive

Reno, Nevada 89521

Telephone: (775) 448-7777

(Name and Address of Agent for Service)

With a copy to:

J. Jay Herron, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.	General Information.

(a)	Form of organization: International Game Technology (“IGT”, or the “Issuer”) is a Nevada corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of the State of Nevada.

2.	Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum, dated February 8, 2006 (the “Offering Memorandum”), and the accompanying Letter of Transmittal, dated February 8, 2006, the Issuer is offering (the “Exchange Offer”) to exchange the Issuer’s new Zero-Coupon Convertible Debentures due 2033 (the “New Debentures”) for the Issuer’s existing Zero-Coupon Convertible Debentures due 2033 (the “Old Debentures”). The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.6.

The New Debentures will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.

No tenders of Old Debentures will be accepted before the effective date of this Application.

The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Debentures by the Issuer, nor are there any such other sales planned by or through an underwriter at or about the time of the Exchange Offer.

The Issuer has retained D. F. King & Co., Inc. as the “Information Agent”, The Bank of New York Trust Company, N.A. as the “Exchange Agent” and Banc of America Securities LLC as the “Financial Advisor” in connection with the Exchange Offer. The Financial Advisor, the Information Agent and Exchange Agent will provide to the registered holders of the Old Debentures (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Debentures for New Debentures. None of the Financial Advisor, the Information Agent or the Exchange Agent will solicit exchanges in connection with the Exchange Offer, make recommendations as to acceptance or rejection of the Exchange Offer. The Financial Advisor, the Information Agent and Exchange Agent will be paid reasonable fees directly by the Issuer for their services. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum.

AFFILIATIONS

3.      Affiliates.

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a) For purposes of this Application only, the officers and directors of the applicant named in response to Item 4 hereof may be deemed affiliates of the applicant by virtue of the positions held by such persons with the applicant.

(b) The following list sets forth the affiliates of the Issuer as of the date of this Application (note that jurisdictions of incorporation or organization are set forth in parenthesis and the term “owns” indicates 100% ownership of all voting securities unless another percentage is noted):

IGT owns:

• International Game Technology (Nevada)
• IGT (Nevada)
• Silicon Gaming, Inc. (California)

• WagerWorks, Inc. (Delaware)
• Acres Gaming Incorporated (Nevada)
• IGT — Maine, Inc. (Maine)
• VLC, Inc. (Montana)
• I.G.T. (Australia) Pty. Limited (Australia)
• International Game Technology (NZ) Limited (New Zealand)
• IGT — Europe B.V. (The Netherlands)
• I.G.T. — Argentina S.A. (Argentina)
• IGT Japan, K.K. (Japan)
• IGT — Iceland Ltd. (Iceland)
• IGT do Brasil LTDA. (Brazil)
• International Game Technology — Africa (Pty) Ltd. (South Africa)
• International Game Technology S.R. Ltda. (Peru)
• IGT — UK Holdings Limited (England & Wales)
• IGT Asia, Lda. (Macau)
• IGT — Canada Inc. (Canada)
• IGT — Mexicana de Juegos, S. de R.L. de C.V. (Mexico)
• Servicios Corporativos y de Administracion, S. de R.L. de C.V. (Mexico)

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.

The names of the directors and executive officers of the Issuer are set forth below. The mailing address for each director and executive officer is: c/o International Game Technology, 9295 Prototype Drive, Reno, Nevada 89521 and each person’s telephone number is (775) 448-7777:

Thomas J. Matthews	President, Chief Executive Officer and Chairman of the Board
Maureen T. Mullarkey	Executive Vice President, Chief Financial Officer and Treasurer
David D. Johnson	Executive Vice President, General Counsel and Secretary
Robert A. Bittman	Executive Vice President, Product Strategy and Director
Anthony Ciorciari	Executive Vice President, Operations
Richard Pennington	Executive Vice President, Corporate Strategy
Stephen W. Morro	President, Gaming Division
Neil Barsky	Director
Robert R. Burt	Director
Leslie S. Heisz	Director
Robert A. Mathewson	Director
Robert Miller	Director
Frederick B. Rentschler	Director

5.	Principal Owners of Voting Securities.

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

As of February 6, 2006, IGT believes that no person owns more than 10 percent of IGT’s voting shares.

UNDERWRITERS

6.	Underwriters.

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

 (a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of IGT’s securities:

Underwriter’s Name and Mailing Address	Security Underwritten
Goldman, Sachs & Co.	Zero-Coupon Convertible Debentures due 2033
85 Broad Street
New York, NY 10004

(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7.	Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

As of February 2, 2006, IGT had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares issued by IGT	1,280,000,000 shares	337,181,710 shares
Zero-Coupon Convertible Debentures due 2033	$969,790,000	$969,712,000

(b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Holders of IGT’s common shares, par value $0.00015625 per share, are entitled to one vote for each share registered in such holder’s name.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

New Debentures

The New Debentures will be issued under a new indenture (the “New Indenture”), between the Issuer, and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture relating to the New Debentures filed as Exhibit T3C.1 hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.

(a) Event of Default

Each of the following constitutes an event of default under the New Indenture:

1.

the Issuer defaults in any payment of cash interest due and payable on the New Debentures, and such default continues for a period of 30 days (after any upward interest adjustment or any election by us to pay cash interest following a Tax Event);

2.

the Issuer defaults in the payment of all or any part of the principal of, or premium, if any, on the New Debentures and accrued cash interest (after an upward interest adjustment or following our election to pay cash interest after a Tax Event) when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

3.

the Issuer fails to comply with any covenant or agreement in the New Debentures or in the New Indenture (other than a failure that is the subject of the foregoing clauses (1) or (2)) and such failure continues for 60 days after written notice to the Issuer by the Trustee or to the Issuer and the Trustee by the holders of at least 25% in aggregate principal amount at maturity of the New Debentures then outstanding;

4.

a default by the Issuer or any significant subsidiary under any indebtedness (other than the New Debentures) having an outstanding principal amount of $50,000,000 (or its foreign currency equivalent), after the applicable grace period, which results in acceleration of the maturity of such Indebtedness, unless such declaration has been rescinded within 30 days;

5.

a default by the Issuer or any significant subsidiary in the payment of principal or premium at final maturity under any other instruments of indebtedness, which default is in an aggregate principal amount exceeding $50,000,000 and continues unremedied and unwaived for more than 30 business days after the expiration of any grace period or extension of the time for payments applicable thereto; or

6.	certain events of bankruptcy, insolvency and reorganization of the Issuer or any significant subsidiary.

The New Indenture provides that the Trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the New Debentures notice of all uncured defaults, but the Trustee shall be protected in withholding such notice if it determines that the withholding of such notice is in the interest of such registered holders, except in the case of a default in the payment of the principal of, cash interest on, or other similar obligation with respect to the New Debentures.

If an event of default (other than an event of default specified in clause (6) with respect to the Issuer) occurs and is continuing, then either the Trustee or the registered holders of at least 25% in aggregate principal amount at maturity of the New Debentures may declare the accreted value plus accrued and unpaid cash interest, if any, on all the New Debentures to be immediately due and payable. Upon such a declaration, such accelerated amount shall be due and payable immediately. If an event of default specified in clause (6) with respect to the Issuer occurs and is continuing, the accreted value plus accrued and unpaid cash interest, if any, on all the New Debentures shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the New Debentures. The holders of a majority in aggregate principal amount at maturity of the New Debentures at the time outstanding by notice to the Trustee and the Issuer and without notice to any other holders of New Debentures may rescind any declaration of acceleration if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived except nonpayment of the accreted value plus accrued and cash unpaid interest, if any, that have become due solely as a result of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The New Indenture provides that the holders of a majority in aggregate principal amount at maturity of the New Debentures then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or, subject to Section 7.01 of the New Indenture, that the Trustee determines is prejudicial to the rights of other holders, unless the Trustee is offered reasonable indemnity against loss, liability or expense.

(b) Authentication and Delivery of the New Debentures and Application of Proceeds.

The New Debentures shall be executed on behalf of the Issuer by any officer of the Issuer. The signature of the officer may be manual or facsimile.

A New Debenture shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Debenture. The signature shall be conclusive evidence that the New Debenture has been authenticated under the New Indenture.

The Trustee shall authenticate and deliver securities for original issue in an aggregate principal amount at maturity (subject to adjustment) of up to $969,712,000, in exchange for equivalent principal amounts at maturity of the Issuer’s Old Debentures issued in January 2003, upon the Issuer’s order without any further action by the Issuer. The aggregate principal amount at maturity of New Debentures due at the stated maturity thereof outstanding at any time may not exceed the amount set forth in the foregoing sentence.

No New Debenture shall be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose unless there appears on such New Debenture a certificate of authentication substantially in the form provided in the New Indenture duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any New Debenture shall be conclusive evidence, and the only evidence, that such New Debenture has been duly authenticated and delivered under the New Indenture.

There will be no proceeds resulting from the issuance of the New Debentures.

(c) Release of Property Subject to Lien

Not applicable.

(d) Satisfaction and Discharge

The Issuer may discharge its obligations under the New Indenture while New Debentures remain outstanding, subject to certain conditions, if:

•                  the Issuer delivers to the Trustee all outstanding New Debentures (other than New Debentures replaced pursuant to Section 2.08 of the New Indenture) for cancellation or

•                  all outstanding New Debentures have become due and payable, and the Issuer irrevocably deposits with the Trustee cash sufficient to pay all amounts due and owing on all outstanding New Debentures (other than New Debentures replaced pursuant to Section 2.08 of the New Indenture)

•                  and, if in either case, the Issuer pays all other sums payable under the New Indenture by the Issuer.

The Trustee shall join in the execution of a document prepared by the Issuer acknowledging satisfaction and discharge of the New Indenture on demand of the Issuer accompanied by an Officers’ Certificate and Opinion of Counsel and at the cost and expense of the Issuer.

(e) Evidence of Compliance with Conditions and Covenants

The Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer, an officers’ certificate stating whether or not to the best knowledge of the signer thereof, the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided thereunder) and if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which the signers may have knowledge.

The Issuer will deliver to the Trustee, within 30 days after the occurrence of an event of default, written notice in the form of an officers’ certificate of any event of default and any event that with the giving of notice or the lapse of time would become an event of default, its status and what action the Issuer is taking or proposes to take with respect thereto.

9.	Other Obligors.

Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a) Pages numbered 1 to 9 consecutively;

(b) The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

(c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A — Articles of Incorporation of IGT, as amended (incorporated by reference to Exhibit 3.1 to IGT’s Report on Form 10-K for the year ended September 30, 1995).

(ii)

Exhibit T3B — Third Restated Code of Bylaws of International Game Technology, dated June 23, 2005 (incorporated by reference to Exhibit 3.2 to Form 8-K, File number 001-10684, filing date June 29, 2005).

(iii)	Exhibit T3C.1 — Form of Indenture (incorporated by reference to Exhibit (a)(1)(viii) to IGT’s Schedule TO, filing date February 8, 2006).

(iv)	Exhibit T3D — Not applicable.

(v)	Exhibit T3E.1 — Offering Memorandum, dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) to IGT’s Schedule TO, filing date February 8, 2006).

(vi)	Exhibit T3E.2 — Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to IGT’s Schedule TO, filing date February 8, 2006).

(vii)	Exhibit T3E.3 — Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to IGT’s Schedule TO, filing date February 8, 2006).

(viii)

Exhibit T3E.4 — Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to IGT’s Schedule TO, filing date February 8, 2006).

(ix)	Exhibit T3E.5 — Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to IGT’s Schedule TO, filing date February 8, 2006).

(x)

Exhibit T3E.6 — Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to IGT’s Schedule TO, filing date February 8, 2006).

(xi)	Exhibit T3E.7 — Press Release dated February 8, 2006 (incorporated by reference to Exhibit (a)(1)(vii) to IGT’s Schedule TO, filing date February 8, 2006).

(xii)

Exhibit T3F* — Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

(xiii)	Exhibit 25.1* — Form T-1 Qualifying The Bank of New York Trust Company, N.A. as Trustee under the Indenture to be Qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, International Game Technology, a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reno, and state of Nevada, on February 8, 2006.

(SEAL)

INTERNATIONAL GAME TECHNOLOGY

By:	/S/ Maureen Mullarkey
	Name:	Maureen Mullarkey
	Title:	Executive Vice President,
Chief Financial Officer and
Treasurer

Attested By:	/S/ Linda Rosenthal
	Name:	Linda Rosenthal
	Title:	Director - Treasury &
Corporate Finance

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Incorporation of IGT, as amended (incorporated by reference to Exhibit 3.1 to IGT’s Report on Form 10-K for the year ended September 30, 1995).

Exhibit T3B	Third Restated Code of Bylaws of International Game Technology, dated June 23, 2005 (incorporated by reference to Exhibit 3.2 to Form 8-K, File number 001-10684, filing date June 29, 2005)

Exhibit T3C.1	Form of Indenture (incorporated by reference to Exhibit (a)(1)(viii) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.1	Offering Memorandum, dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.3	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.4	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.5	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3E.7	Press Release dated February 8, 2006 (incorporated by reference to Exhibit (a)(1)(vii) to IGT’s Schedule TO, filing date February 8, 2006).

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit 25.1*	Form T-1 Qualifying The Bank of New York Trust Company, N.A. as Trustee under the Indenture to be Qualified.

*	Filed herewith.